Exhibit 99.1

PRESS RELEASE

Greenfire Resources to Participate and Present at the BMO Capital Markets & CAPP Energy Symposium

CALGARY, ALBERTA – April 8, 2024 - Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to confirm that the Company will present at the 2024 BMO Capital Markets & CAPP Energy Symposium, taking place in Toronto, Ontario on April 9 and 10, 2024.

During the event, Mr. Tony Kraljic, Chief Financial Officer and Mr. Robert Loebach, Vice President, Corporate Development and Capital Markets, will conduct one-on-one meetings and give a presentation to attending investors.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW

Suite 1900

Calgary, AB T2P 2V7

investors@greenfireres.com

greenfireres.com